NETZRO, SBC

Reviewed Financial Statements For The Years Ended December 31, 2020 and 2019

Jason M. Tyra CPA PLLC

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
NETZRO, SBC
Minneapolis, MN

We have reviewed the accompanying financial statements of NETZRO, SBC (a corporation), which comprise the balance sheet as of December 31, 2020 and 2019, and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
August 25, 2021

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

Contents

NETZRO, SBC
BALANCE SHEET
DECEMBER 31, 2020 AND 2019

	2020	2019
ASSETS		
CURRENT ASSETS		
Cash	$ 1,705	$ 96,665
Inventory	72	-
Accounts Receivable	320	-
Grant Receivable	5,094	-
TOTAL CURRENT ASSETS	7,190	96,665
NON-CURRENT ASSETS		
Equipment	177,454	121,248
TOTAL NON-CURRENT ASSETS	177,454	121,248
TOTAL ASSETS	$ 184,644	$ 217,912
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)		
CURRENT LIABILITIES		
Current Portions of Debt	$ 77,416	$ 27,000
Accounts Payable	21,043	-
Credit Card Debt	787	382
Accrued Interest	755	476
TOTAL CURRENT LIABILITIES	100,001	27,858
NON-CURRENT LIABILITIES		
Notes Payable	250,968	198,677
Loan Costs	(3,056)	(4,722)
Discount on Note Payable	(3,250)	
Accrued Interest	1,914	218
COVID Loan	1,000	-
TOTAL LIABILITIES	347,577	222,031
SHAREHOLDERS' EQUITY		
Common Stock (10,000,000 shares authorized; 2,459,854 issued; $.01 par value)	24,599	24,599
Additional Paid in Capital	375,040	353,850
Retained Earnings (Deficit)	(562,572)	(382,568)
TOTAL SHAREHOLDERS' EQUITY	(162,934)	(4,119)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 184,644	$ 217,912

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

NETZRO, SBC
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	2020	2019
Operating Income		
Sales, Net	$ 8,021	$ -
Cost of Goods Sold	(1,572)	-
Gross Profit	6,449	-
Operating Expense		
Professional Fees	61,021	66,835
Salaries & Wages	45,454	580
Selling & Marketing	34,108	5,938
General & Administrative	25,408	5,203
Stock Compensation	16,690	9,030
Rent	8,387	1,250
Total Operating Expenses	191,068	88,836
Net Income from Operations	(184,619)	(88,836)
Other Income (Expense)		
Debt Forgiven	18,000	-
Grant Income	5,094	-
Interest Expense	(18,480)	(7,605)
Net Income	$ (180,005)	$ (96,441)
Net Income Per Share		
Weighted average common shares outstanding- basic	2,459,854	2,096,066
Net Income Per Share	$ (13.67)	$ (21.73)

NETZRO, SBC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	2020	2019
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (180,005)	$ (96,441)
Change in Accounts Payable	21,043	-
Stock Based Compensation	16,690	9,030
Amortization of Loan Costs	1,667	278
Amortization of Discount on Note Payable	1,250	-
Change in Credit Card Debt	405	382
Change in Accounts Payable	-	-
Change in Inventory	(72)	-
Change in Accounts Receivable	(320)	-
Change in Grant Receivable	(5,094)	-
Net Cash Flows From Operating Activities	(144,436)	(86,752)
Cash Flows From Investing Activities		
Purchase of Equipment	(56,207)	(121,248)
Net Cash Flows From Investing Activities	(56,207)	(121,248)
Cash Flows From Financing Activities		
Proceeds from Notes Payable	102,708	220,677
Accrued Interest	1,975	694
COVID Loan	1,000	-
Issuance of Common Stock	-	84,647
Retained Earnings Adjustment	-	(1,355)
Net Cash Flows From Financing Activities	105,683	304,664
Cash at Beginning of Period	96,665	-
Net Increase (Decrease) In Cash	(94,960)	96,665
Cash at End of Period	$ 1,705	$ 96,665
Supplemental Disclosures		
Interest Paid in Cash	13,588	6,633
Issuance of Stock Warrants	4,500	-

NETZRO, SBC
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	Common Stock Number	Common Stock Amount	Additional Paid in Capital	Retained Earnings	Total Shareholders' Equity (Deficit)
Balance at December 31, 2018	2,000,000	$ 20,000	$ 264,772	$ (284,771)	$ 1
Issuance of Stock	459,854	4,599	80,048		84,647
Stock Compensation Expense			9,030		9,030
Retained Earnings Adjustment				(1,355)	(1,355)
Net Income				(96,441)	(96,441)
Balance at December 31, 2019	2,459,854	$ 24,599	$ 353,850	$ (382,568)	$ (4,119)
Stock Compensation Expense			16,690		16,690
Issuance of Stock Warrants			4,500		4,500
Net Income				(180,005)	(180,005)
Balance at December 31, 2020	2,459,854	$ 24,599	$ 375,040	$ (562,572)	$ (162,934)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

NetZro, SBC. ("the Company") is a corporation organized under the laws of the State of Minnesota and has elected to be governed as a specific benefit corporation under the Minnesota Public Benefit Corporation Act. The Company is a food processor that upcycles spent grain and eggshell waste.

On September 6, 2019, the Company converted from a limited liability company to a corporation. Prior to the conversion, there were 228,842 member units outstanding to the members of the LLC. Upon conversion to a corporation, those member units converted to shares of common stock at a conversion rate of 10 for 1 resulting in 2,288,427 shares of common stock outstanding immediately after the conversion. The Statements of Shareholders' Equity reflects the shares as if converted on December 31, 2018. The Statements of Shareholders' Equity reflects the shares as if converted on December 31, 2018.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company has incurred net operating losses in fiscal years 2020 and 2019, has limited cash, and has no commercialized product.

The following describes management's plans to alleviate substantial doubt about the Company's ability to continue as a going concern through August 25, 2022 (one year after the date that the financial statements are available to be issued). The Company will seek funding from a crowdfunding campaign, other additional forms of financing, and continue its development efforts. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company's fiscal year ends December 31.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with development of new technology including, but not limited to, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

The Company currently has no developed products for commercialization and there can be no assurance that the Company's research and development will be successfully commercialized. Developing and commercializing a product requires significant capital, and based on the current operating plan, the

Company expects to continue to incur operating losses as well as cash outflows from operations in the near term.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates are recorded in the period they are made. Actual results could differ from those estimates. Significant estimates inherent in the preparation of these financial statements include, but are not limited to, estimates of useful lives.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Inventory

The Company values inventory at the lower of historic cost or market value.

Revenue

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services.

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company's main line of revenue will be licensing arrangements with Companies that who want to license the Company's technology and/or commission arrangements when buyers of the products are introduced.

Accounts Receivable

The Company grants trade credit to certain customers when business conditions warrant. Management's experience suggests that losses on accounts receivables are likely to be infrequent. As of December 31, 2020, the Company has accrued a reserve of $0 for doubtful accounts.

Grant Receivable

In 2020, the Company was awarded a grant from the State of Minnesota that will reimburse the Company for expenses incurred as a result of its development efforts. The State of Minnesota will reimburse the Company for these expenses up to $15,612. The Company has recognized income of $5,094 on the income statement as an other income item related to this grant.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

As of December 31, 2020, the Company has not placed its equipment into service. As such, a depreciation expense has not been recognized.

Leases

The Company currently occupies office space under a month-to-month operating lease. The Company will pay monthly payments of $575 under this arrangement.

Advertising

The Company records advertising expenses in the year incurred.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation

allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2020 and 2019. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements, but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the State of Minnesota.

Net Income Per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive.

Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. The Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In February 2016, the Financial Accounting Standards Board ("FASB") issued ASU No. 2016-02, *Leases (Topic 842),* to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet for most leases previously classified as operating leases. Subsequently, the FASB has issued amendments to clarify the codification or to correct unintended application of the new guidance. The new standard is required to be applied using a modified retrospective approach, with two adoption methods permissible: (1) apply the leases standard to each lease that existed at the beginning of the earliest comparative period presented in the financial statements or (2) apply the guidance to each lease that had commenced as of the beginning of the reporting period in which the entity first applies the new lease standard.

In June 2018, the FASB issued ASU No. 2018-07, *Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting*, which simplifies the accounting for share-based payments granted to nonemployees for goods and services. Under the ASU, most of the guidance on such payments to nonemployees would be aligned with the requirements for share-based payments granted to employees. As a result, most of the guidance in ASC 718 associated with employee share-based payments, including most requirements related to classification and measurement, applies to nonemployee share-based payment arrangements. This standard is effective beginning in the first

quarter of 2019, with early adoption permitted. The adoption of ASU 2018-07 is not expected to have a material effect on the Company's financial statements.

NOTE D- DEBT

In 2020, the Company received a series of loans totaling $15,000 loan ("the Loan") for the purpose of funding continuing operations. The Loan has a term of one year and bears an interest rate of 3% per annum. The Company will pay principle as they are able and accrued interest on the Loan's maturity date. The Loan was received from Sue Marshall, a member of the Company's management team. In 2020, the Company accrued $35 interest related to the Loan.

Subsequent to the period, the Company received an additional $12,000 related to the Loan and has paid down $10,000, leaving a principal balance of $17,000.

In 2020, the Company received a $1,000 Economic Injury Disaster Loan ("EIDL Loan"). There is no formal payment structure and may be forgiven in the future. As such, the Company has classified the EIDL Loan as a long-term liability.

In 2020, the Company issued a promissory note ("the Note") in exchange for $75,000 for the purpose of purchasing equipment. The Note has a term of three years and bears an interest rate of 10% per annum. The Company will make interest only payments for the first year. The Note was accompanied by 7,500 warrants. This resulted in a discount on note payable of $4,500. The Company amortized $1,250 of the discount on note payable and was included in interest expense on the income statement. The Note was subsequently repaid in early 2021 and the investor reinvested in the form of a convertible debenture. The convertible debenture is part of an up to $500,000 convertible debenture offering that bears interest at 8% annually and principal and accrued interest will convert at 80% of the valuation of a Qualified Financing of at least $1,000,000 or by December 31, 2022, at a valuation of $3,000,000, whichever comes first. As of the date of this report, the Company had stopped the fundraising at $205,635 of this convertible debenture.

In 2020, the Company issued a promissory note ("the Note") in exchange for $20,000. The Note has a term of six months and bears an interest rate of 6% per annum. The Company will pay all principle and accrued interest on the Note's maturity date. The Company accrued $720 in interest related to the Note. The Note was received from family of a member of the Company's management team. The Note was subsequently repaid, and the lender invested in the principal and accrued interest of $20,635 into the convertible debenture mentioned in the previous paragraph.

In September 2020, the Company received a $114,000 bank loan ("the Loan") for the purpose of funding continuing operations. The Loan has a term of five years and bears an interest rate of 5.25%. The Company will make six interest only payments and monthly payments $2,728 until the loan is paid in full. Future minimum payments amount to:

2021: $33,824
2022: $32,328
2023: $32,328
Thereafter: $35,022

In 2019, the Company received a loan for $48,000 (“the Loan”). The Loan has a term of three years and bears an interest rate of 6% per annum. The Company will make interest only payments for the first two years, eleven monthly principle and interest payments of $2,127 and one final balloon payment. The Company accrued $720 of interest related to the Loan. The Note was received from family of a member of the Company’s management team. Future minimum payments amount to:

2021: $8,542
2022: $43,731

In 2019, the Company issued a convertible promissory note (“the Note”) in exchange for $56,385 for the purpose of funding continuing operations. The Note has a three-year term and bears an interest rate of 3% per annum. The Company will pay all principle and accrued interest on the Note’s maturity date. The Note was accompanied by loan costs of $5,000. Loan costs are reported on the balance sheet as a direct deduction from the face amount of debt. Amortization of debt issuance costs is reported as interest expense on the income statement. The Note shall automatically convert to common shares upon occurrence of a predefined qualified financing event, maturity conversion, and change of control with a 15% discount. The Company has accrued $1,914 in interest and amortized $1,667 in loan costs related to the Note.

In 2020, a creditor forgave $18,000 in outstanding debt. This has been recognized on the income statement as an other income item.

Subsequent to the period, the Company received an additional $110,000 from promissory notes and received $100,000 from a grant with the potential of receiving an additional $100,000 grant in the event certain milestones are achieved. If those milestones are not achieved by December 31, 2021, the grantor reserves the right have any unused funds returned.

NOTE E- EQUITY

On September 6, 2019, the Company converted from a limited liability company into a corporation. The Company’s articles of incorporation authorize the Company is issue 10,000,000 $.01 par value common shares.

The Company currently has one class of equity outstanding.

Common Stock: Common shareholders have the right to vote on certain items of Company business at the rate of one vote per share of stock.

As of December 31, 2020, the number of shares issued and outstanding by class was as follows:

Common Stock	2,459,854

During 2020, the Company issued a promissory note with 7,500 stock warrants (“the Warrants”). The warrants have an exercise price of $1.00, vested immediately and have a term of five years.

The Warrants had a grant date total value of $4,500.

A summary of the Company's stock warrant activity and related information is as follows:

	Number of Warrants	Weighted Average Exercise Price	Weighted Average Remaining Term
Outstanding at December 31, 2019	-	-	-
Granted	7,500	$ 1.00	5.0
Exercised	-	-	-
Outstanding at December 31, 2020	7,500	$ 1.00	4.2
Vested at December 31, 2020	7,500	$ 1.00	4.2

The Warrants were valued using the Black-Scholes pricing model as indicated below:

	December 31, 2020
Expected Life (years)	5
Risk-free interest rate	0.89%
Expected Volatility	80%
Annual Dividend Yield	0%

The risk-free interest rate assumption for warrants granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's warrant holders.

The expected term of warrants is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the warrant.

The Company determined the expected volatility assumption for warrants granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future warrant grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for warrants granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

The Company recognizes warrant forfeitures as they occur as there is insufficient historical data to accurately determine future forfeitures rates.

NOTE F- EQUITY BASED COMPENSATION

In 2019, the Board of Directors adopted the 2019 Equity Incentive Plan (the "2019 Plan"). The 2019 Plan provides for the grant of equity awards to employees, and consultants, including stock options to purchase

shares of common stock. Up to 400,000 shares of common stock may be issued pursuant to awards granted under the 2019 Plan. The 2019 Plan is administered by the Board of Directors, and expires ten years after adoption, unless terminated earlier by the Board. As of December 31, 2020, 96,000 options have been granted under the plan and 304,000 options remain issuable und the 2019 Plan.

During 2019, the Company granted 96,000 stock options under the 2019 Plan to various advisors and employees, respectively. The granted options had an exercise price of $.70, expire in ten years, and ranged from 100% immediate vesting to vesting over a two-year period.

The total grant date fair value of options granted was $40,520.

A summary of the Company's stock options activity and related information is as follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Term
Outstanding at December 31, 2018	-	-	-
Granted	96,000	$ 0.70	10.0
Exercised	-	-	-
Outstanding at December 31, 2019	96,000	$ 0.70	9.8
Granted	-	-	-
Exercised	-	-	-
Outstanding at December 31, 2020	96,000	$ 0.70	8.8
Vested at December 31, 2020	61,000	$ 0.70	8.8

Stock option expense for the years ended December 31, 2020 and 2019 was $16,960 and $9,030, respectively, using the graded vesting method. The Company will recognize the remaining value of $14,800 in 2021.

The stock options were valued using the Black-Scholes pricing model as indicated below:

	December 31, 2020
Expected Life (years)	10
Risk-free interest rate	1.64%-1.83%
Expected Volatility	50%
Annual Dividend Yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

The Company recognizes stock option forfeitures as they occur as there is insufficient historical data to accurately determine future forfeitures rates.

Subsequent to the period, the Company issued 3,000 additional stock options.

NOTE G- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE H- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE I- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before August 25, 2021, the date that the financial statements were available to be issued.